CM

[redacted]

02021489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 22 2002 365

| SEC FILE NUMBER |
|---|
| 8- 33249 |

3/21/02 PN

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sawo Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7530 Lucerne Drive, Suite 101
(No. and Street)

| Cleveland | Ohio | 44130 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Madow, President — (440) 234-7000 ext. 145
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Criterion, LLC
(Name — *if individual, state last, first, middle name*)

| 6480 Rockside Woods Blvd. South, #340 | Cleveland | Ohio | 44131 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

# OATH OR AFFIRMATION

I, Paul Madow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sawo Securities, Inc., as of December 31, 2001, ~~19~~XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

DEBORAH A. ROBERTSON
Notary Public, State of Ohio
Recorded in Cuyahoga County
My Comm. Expires Apr. 2, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAWO SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

SAWO SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS


| | |
|---|---|
| INDEPENDENT AUDITORS' REPORT | PAGE NO. 2 |
| STATEMENT OF FINANCIAL CONDITION<br>December 31, 2001 | 3 |
| STATEMENT OF INCOME AND RETAINED EARNINGS<br>Year ended December 31, 2001 | 4 |
| STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY<br>Year ended December 31, 2001 | 5 |
| STATEMENT OF CASH FLOWS<br>Year ended December 31, 2001 | 6 |
| NOTES TO THE FINANCIAL STATEMENTS | 7 |
| COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION<br>December 31, 2001 | 8 |

# INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
SAWO SECURITIES, INC.

We have audited the accompanying statement of financial condition of SAWO Securities, Inc. (the "Company") as of December 31, 2001, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAWO Securities, Inc. as of December 31, 2001 and the results of its operations, and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital at December 31, 2001 under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CRITERION, LLC

January 17, 2002

SAWO SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

| | | | | |
|---|---|---|---|---|
| CASH | | | $ | 28,387 |
| PROPERTY AND EQUIPMENT - AT COST | | | | |
| Equipment | $ | 2,298 | | |
| Less: Accumulated depreciation | | (2,298) | | - |
| | | | $ | 28,387 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | | | |
|---|---|---|---|
| INCOME TAXES PAYABLE | | $ | 725 |
| COMMON STOCK | | | |
| Class A | | | |
| No par value | | | |
| Authorized | - 100 shares | | |
| Issued and outstanding | - 50 shares | | 12,500 |
| PAID-IN CAPITAL | | | 6,885 |
| RETAINED EARNINGS | | | 8,277 |
| | | $ | 28,387 |

The accompanying notes are an integral part of these financial statements.

SAWO SECURITIES, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| INCOME | | |
| Fees and commissions | | $ 10,000 |
| Interest | | 769 |
| | | 10,769 |
| OPERATING EXPENSES | | |
| Depreciation | $ 132 | |
| Legal and professional | 1,345 | |
| Licenses and taxes | 4,384 | |
| Office and miscellaneous | 75 | 5,936 |
| NET INCOME BEFORE INCOME TAXES | | 4,833 |
| PROVISION FOR INCOME TAXES | | 725 |
| NET INCOME | | 4,108 |
| RETAINED EARNINGS - BEGINNING OF YEAR | | 4,169 |
| RETAINED EARNINGS - END OF YEAR | | $ 8,277 |

The accompanying notes are an integral part of these financial statements.

SAWO SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2001

| | |
|---|---|
| Stockholders' equity - January 1, 2001 | $ 23,554 |
| Net income | 4,108 |
| Stockholders' equity - December 31, 2001 | $ 27,662 |

The accompanying notes are an integral part of these financial statements.

SAWO SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | | $ 4,108 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Addback: Item not affecting cash | | |
| Depreciation | $ 132 | |
| Cash provided from changes in the following items: | | |
| Increase in income taxes payable | 725 | 857 |
| Increase in cash | | 4,965 |
| Cash - beginning of year | | 23,422 |
| Cash - end of year | | $ 28,387 |

The accompanying notes are an integral part of these financial statements.

SAWO SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

| | | |
|---|---|---|
| TOTAL ASSETS | $ | 28,387 |
| Less: Total liabilities | | - |
| Net capital before deduction | | 28,387 |
| DEDUCTIONS FROM NET CAPITAL | | |
| Equipment - net of depreciation | | - |
| Net capital | | 28,387 |
| Less: Minimum net capital required | | 5,000 |
| EXCESS NET CAPITAL | $ | 23,387 |

SAWO SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SAWO Securities, Inc. (the Company) was organized under the laws of the State of Ohio on December 26, 1984 to operate as a broker-dealer in securities. The stock of SAWO Securities, Inc. was purchased by Deerfield Estates, Inc. on June 5, 1998.

Equipment and Depreciation

Equipment is stated at cost and is depreciated using an accelerated method over a 5-year estimated life.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash balances at a local financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. All balances were insured at December 31, 2001.

## 2. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Corporation had net capital of $28,387, which was $23,387 in excess of its required net capital of $5,000. The Corporation's net aggregate indebtedness to capital ratio was 0 to 1.

At December 31, 2001, the reconciliation of this audited report with the Company's corresponding unaudited Part IIA report (as required by Rule 15c3-3) resulted in no differences.

## 3. INCOME TAXES

SAWO Securities, Inc. filed a final federal tax return for the period ended June 5, 1998, the date of purchase by Deerfield. Taxable income or loss is currently reported on the consolidated corporate Federal income tax return of Deerfield Estates, Inc. in its fiscal year which ends February 28. A provision for federal income taxes in the amount of $725 has been made to accrue for the current estimable portion of income taxes attributed to SAWO Securities at December 31, 2001.